The Hague, May 9, 2007

Solid growth in embedded value and value of new business in 2006

♦	INCREASE IN TOTAL EMBEDDED VALUE OF 8% AND A 13% INCREASE ON CONSTANT CURRENCY

♦	TOTAL EMBEDDED VALUE PER COMMON SHARE INCREASED 7% TO EUR 13.29

♦	VALUE OF NEW BUSINESS INCREASED 41% TO EUR 775 MILLION

♦	AEGON’S DEVELOPING MARKETS GENERATED 20% OF 2006 VALUE OF NEW BUSINESS

The embedded value (EV) and value of new business (VNB) information as reported today by AEGON N.V. demonstrates both solid performance of the inforce book, as well as continued successful focus on profitable new growth. The increase in VNB was driven by strong business growth in both AEGON’s established and developing markets, while EV reflects growth across most country units partially offset by currency effects.

Joseph B.M. Streppel, member of the Executive Board and CFO of AEGON N.V., said: “While AEGON performed well on an operating basis, the increase in EV was hampered by the impact of the weakening US dollar. The EV operating margin, which is calculated on a constant currency basis, improved to 11.2% from 7.8% in the prior year. The internal rate of return on new business of 14.5% - well above our internal 11% hurdle rate - demonstrates our disciplined approach to writing profitable business.”

At year-end 2006, the total embedded value (TEV) of AEGON N.V. amounted to EUR 22.6 billion, an increase of 8% compared to 2005. The weakening of the US dollar had a negative impact on TEV. On a constant currency basis, the increase in TEV would have been 13%. Adjusted for the value of AEGON preferred shares, the total embedded value per common share amounted to EUR 13.29, an increase of 7%.

The embedded value life insurance (EVLI) was nearly unchanged at EUR 27.5 billion. The EVLI benefited from the performance of the inforce book of EUR 2.2 billion, higher than expected investment returns of EUR 0.6 billion, offset by negative currency translation effects of EUR 1.7 billion. Net capital movements out of the life operations reduced EVLI by a further EUR 2.2 billion. Economic assumptions were relatively stable with the exception of Taiwan where the net impact of lowering economic assumptions led to a negative charge. EVLI benefited slightly from the inclusion of mutual funds in the Americas.

The embedded value operating margin, representing the embedded value operating return (value of new business plus inforce performance) divided by beginning of year EVLI, calculated on a constant currency basis, increased to 11.2% in 2006 from 7.8%, primarily reflecting the improvement in the Netherlands. The embedded value total margin, which reflects the total change in EVLI excluding capital movements, decreased to 7.4% from 25.0% in 2005. The decrease primarily reflects the impact of currency movements.

The VNB, reflecting the present value of the projected distributable earnings arising from the sale of new business in 2006, amounted to EUR 775 million, an increase of 41% compared to EUR 550 million reported in 2005. The Americas, which reported solid performance across almost all lines of business, and the United Kingdom, which benefited from very strong sales growth and a change in business mix toward higher margin products, were the important contributors to the increase. The total internal rate of return on new business in 2006 amounted to an above target rate of 14.5%, up from 12.4% in 2005.

AEGON’s 2006 embedded value results have been reviewed by Tillinghast. As a result of this review, Tillinghast concluded that the methodology and assumptions employed comply with the EEV Principles and Guidance, and that the results in all material aspects have been prepared in a manner consistent with methodology and assumptions described in AEGON’s embedded value report. In giving this opinion, Tillinghast has relied on the values placed on the ‘other activities’ by AEGON (for more details, please refer to section 6 of AEGON’s embedded value report).

Embedded value (amounts in millions unless stated otherwise, after tax)	Year-end 2006 EUR	Year-end 2005 EUR	%
Life business
Adjusted net worth (ANW)	15,311	15,969	(4)
Free surplus (FS)	3,300	3,184	4
Required surplus (RS)	12,011	12,785	(6)

Value of in-force life business (ViF)	12,157	11,624	5
Present value future profits (PVFP)	15,320	14,877	3
Cost of capital (CoC)	(3,164)	(3,253)	(3)

Embedded value life insurance (EVLI)	27,467	27,593	(0)
Other activities
IFRS book value	642	68	N.M.
Total embedded value before holding activities	28,110	27,661	2

Holding activities	(5,533)	(6,677)	(17)
Market value of debt, capital securities & other net liabilities	(5,193)	(6,433)	(19)
Present value holding expenses	(340)	(244)	39
Total embedded value (TEV)	22,577	20,984	8
Value of preferred share capital	(1,547)	(1,462)	6
Total embedded value (TEV) attributable to common shareholders	21,030	19,522	8
TEV attributable to common shareholders per share (EUR)	13.29	12.39	7

Value of new business (amounts in millions, after tax)	2006 EUR	2005 EUR	%
Americas	393	273	44
The Netherlands	48	39	23
United Kingdom	181	98	85
Asia	58	83	(30)
Central and Eastern Europe	46	27	68
Other European Countries	48	30	57
Total	775	550	41

The tables in this press release provide a summary of AEGON’s key 2006 embedded value and value of new business figures. These should be read in conjunction with the detailed information on embedded value life insurance and total embedded value in the report that is available on www.aegon.com.

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DISCLAIMERS

Cautionary note regarding Regulation G (non-GAAP measure)

This press release includes a non-GAAP financial measure. Embedded value is not based on IFRS, which are used to prepare and report AEGON’s 2006 financial statements and should not be viewed as a substitute for IFRS financial measures. In the 2006 Embedded Value report available on www.aegon.com, the embedded value life insurance and the total embedded value are reconciled to shareholders’ equity of EUR 19.1 billion as reported in AEGON’s annual accounts over the year 2006. AEGON believes the non-GAAP measure shown herein, together with the GAAP information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

♦	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
♦	Changes in the performance of financial markets, including emerging markets, such as with regard to:
-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
♦	The frequency and severity of insured loss events;
♦	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;
♦	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
♦	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
♦	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
♦	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;
♦	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
♦	Acts of God, acts of terrorism, acts of war and pandemics;
♦	Changes in the policies of central banks and/or governments;
♦	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
♦	Customer responsiveness to both new products and distribution channels;
♦	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
♦	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and
♦	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

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ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31(0)70 344 83 05	877 548 9668 (toll free – USA only) / +1 410 576 45 77
Media	+31(0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com

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